Exhibit 19.1
Insider Trading Policy
General Prohibition on Trading While in Possession of Material Non-Public Information
If you possess information about Agilent that is both material and non-public, you are subject to trading restrictions. You and your immediate family1 cannot legally trade in Agilent securities (including options, put or call options, forward contracts, warrants, swaps and other derivative securities tied to any of the foregoing), disclose such information to anyone, including your family, friends and colleagues, who may buy or sell securities because of the information, or make recommendations to anyone about trading in Agilent securities while in possession of material and non-public information about Agilent.
Information is “material” if it would influence a reasonable person to buy or sell securities, would be likely to be used as part an investment decision regarding securities or is reasonably likely to affect the market price of securities to which the information relates, as applicable. Examples include undisclosed data reflecting orders, sales, earnings or profitability, or trends in these figures; impending announcements of major new products; major Agilent acquisitions, equity investments or divestitures; pending public offerings or private sales of debt/equity securities; senior management changes; major physical or digital security breaches and important developments in projects, alliances or litigation.
Information is “non-public” if it has not been the subject of an Agilent press release or SEC filing disclosing such information or has otherwise not been widely disseminated to the public.
Trading Window Restrictions
In addition to the general restriction described above, directors, officers and other Agilent employees who have access to certain financial information are prohibited from trading when the earnings trading window is closed. The earnings trading window generally opens at the market open on the second trading day after the public announcement of earnings and ends at market close on the last trading day of the second month of Agilent’s fiscal quarter (e.g., if Agilent releases earnings for the quarter ended October 31 on November 25, then the earnings trading window would open at the market open on November 27 and close on the last trading day in December).2 However, please note that the dates for earnings releases may change on very short notice. In addition, the trading window may be shortened or eliminated under certain circumstances, of which any affected persons would be notified.
What Constitutes Trading in Agilent Securities
Trading in Agilent securities includes buying or selling Agilent shares in the open market; selling shares that were purchased under the Agilent employee stock purchase plan or issued upon exercise of an Agilent employee stock option, gifts of Agilent shares and net settlement of equity awards to fund tax or exercise price obligations.
Prohibited trading does not include purchases of Agilent stock through the Agilent employee stock purchase plan or purchases, without sale, of shares through exercise of an Agilent employee stock option.
1 The term “immediate family” means your spouse, parents, natural and adopted children (or other minor dependents), siblings, mothers- and fathers- in-law, sons- and daughters-in-law and brothers- and sisters-in-law, no matter where they reside, as well as any individuals residing in your household. These individuals are included because securities laws will generally presume that they obtained material non-public information from the insider, unless the insider is able to successfully prove that the person obtained the information from another source.

(Revised in December 2024)

Written Trading Plans and Limit Orders
The foregoing restrictions on trading, including the earnings trading window restrictions, do not apply to transactions which are executed pursuant to the terms of a pre-approved Rule 10b5-1 trading plan. All Rule 10b5-1 plans must be pre-approved by the Corporate Secretary or Assistant Secretary and entered into when the earnings trading window is open and when the employee is not aware of any material nonpublic information. All Rule 10b5-1 trading plans must comply with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. It is the Company’s general policy to approve the use of Rule 10b5-1 trading plans by those employees who are subject to the earnings trading window restrictions, or who otherwise as a result of their position with the Company, are regularly in possession of material inside information.
There is no exception from the restrictions on insider trading and trading window restrictions for trades made under outstanding limit orders. Therefore, you must cancel any automatic orders that do not constitute Rule 10b5-1 trading plans during periods when you are subject to any insider trading restrictions.
Restrictions on Hedging and Other Transactions
Agilent policy restricts directors, officers and other employees from engaging in hedging transactions, such as purchasing or writing derivative securities including puts and calls, prepaid variable forward contracts and entering into short sales or short positions, with respect to Agilent securities. Also, Agilent policy restricts directors and executive officers from buying Agilent stock on margin or pledging owned Agilent shares as collateral for loans or other indebtedness.
Penalties for Insider Trading Violations
If you violate insider trading laws, both you and Agilent may be subject to severe penalties, including criminal penalties. You may also be liable for trading by your spouse, family members or others who trade on material non-public information disclosed by you. U.S. insider trading laws apply to all Agilent employees at any level, not merely to directors, officers or managers. U.S. insider trading laws apply to Agilent employees outside the U.S. who trade Agilent securities in the U.S. They apply to all transactions in Agilent securities.
Similar laws in other countries may apply to trading by Agilent employees who are located in those countries, or to trades in exchanges that are located there. Most of Europe is covered by insider trading restrictions under an EU directive and parallel national legislation.
Separate and apart from any criminal penalties, employees who violate Agilent’s insider trading policies are subject to disciplinary action, which may include termination of employment.
Additional Information
In addition, Agilent is also prohibited from trading in Agilent securities based upon material non-public information about itself, consistent with applicable law.
If you have any questions regarding Agilent’s insider trading policies or procedures, please contact the Corporate Secretary or Assistant Secretary.
2
(Revised in December 2024)